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                                                 Filed by 3dfx Interactive, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934

                                         Subject Company: 3dfx Interactive, Inc.
                                                   Commission File No. 000-22651


On December 15, 2000, 3dfx Interactive, Inc. held the following conference call to discuss its financial results and current business developments:

Moderator: Good afternoon, ladies and gentlemen, and welcome to the 3dfx third quarter earnings release conference call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the call, please press the star followed by the zero on your touchtone phone. As a reminder, ladies and gentlemen, this conference is being recorded.

I would now like to introduce your host for today's conference, Mr. Richard Heddleson, the Chief Financial Officer. Please go ahead, sir.

Heddleson: Welcome to 3dfx's third-quarter fiscal 2001 conference call. I am Richard Heddleson, CFO and with me today are Alex Leupp, president and CEO, and Steve Lapinski, senior vice president of marketing. During this conference call we will review our financial results for the third quarter and the company's plans to substantially reduce expenses. We will also review the terms of a definitive agreement signed today between 3dfx and nVidia Corporation. Finally, we will discuss a recommendation by the Board of Directors that shareholders approve a plan of dissolution whereby following closing of the transaction with nVidia Corporation, 3dfx will liquidate its remaining assets, pay or otherwise provide for its debts and liabilities, and distribute its remaining assets to its shareholders.

Before we get started, I'd like to remind everyone that other than statements of historical fact, the statements made in this meeting are forward-looking statements within the



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meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. These statements regarding future events and the future performance of 3dfx Interactive involve risks and uncertainties that could cause actual results to differ materially. Please refer to our filings with the SEC for the identification of some of these risks and uncertainties, including those set forth in our most recent Form 10-Q under the caption "Risk Factors."

This call does not constitute an offer of any securities for sale. In connection with the proposed asset sale by and between 3dfx and nVidia Corporation, and nVidia's plan to file with the SEC the Proxy Statement/Prospectus of 3dfx and nVidia relating to the asset sale, as well as documents incorporated by reference therein. You are urged to read the Proxy Statement/Prospectus when it is filed and any other relevant documents filed with the SEC because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by 3dfx with the SEC can be obtained by contacting 3dfx at the following address and telephone number: Shareholder Relations, 4435 Fortran Drive, San Jose, California 95134, telephone: (408) 935-4400. When it becomes available, please read the Proxy Statement/Prospectus carefully before making a decision concerning the asset sale. 3dfx, its officers, directors, employees and agents may be soliciting proxies from 3dfx shareholders in connection with the asset sale. Information concerning the participants in the solicitation will be set forth in the Proxy Statement/Prospectus.


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This conference call will be taped and available immediately after the call and will run for 72 hours, 24 hours per day. To access the replay, please call:
800-625-5288, and use passcode: 880445.

As a reminder, during the quarter, 3dfx may meet privately with investors, media, investment analysts and other people. During those meetings, 3dfx may reiterate the



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information included in today's conference call. However, 3dfx will publicly disclose any subsequent material changes to the information provided today.

        Now I'd like read to you the summary of our financial results. Then I'll turn it back to Alex to discuss the other initiatives and recommendations that were announced earlier today. Following Alex's discussion of those topics we'll open up the call to questions from financial analysts and institutional investors.

        Revenues for the nine months ended October 31, 2000, were down 14 percent over the same period last fiscal year to $214.8 million compared to revenues of $251.1 million for the nine months ended October 31, 1999. Revenues for the third fiscal quarter were down 63 percent over the same period last fiscal year to $39.2 million compared to $105.9 million for the third quarter of fiscal 2000, ended October 31, 1999.

        In the third quarter fiscal 2001 we had a gross loss of $21.7 million compared to a gross profit of $17.2 million in the three months ended October 31, 1999. Gross losses as a percentage of revenues were (55.5)% in the three months ending October 31, 2000 compared to a gross profit of 16.3% in the comparable period of the previous year.

        The company reported an operating loss before changes for amortization and impairment of goodwill and intangibles for the third quarter fiscal 2001 of $55.9 million. Operating losses before in process research and development and charges for amortization and impairment of goodwill and intangibles for the first nine months of the fiscal year 2001 were $90.7 million, compared to $30.3 million for the first nine months of fiscal year 2000. The third quarter fiscal 2001 net loss includes a $117.1 million charge for impairment of goodwill and other intangible assets and $9.7 million for amortization expenses.



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        The company reported a net loss of $178.6 million for the quarter, or
$4.53 per share using 39,442,000 shares in the per share calculation. For the nine months ended October 31, 2000, the company reported a net loss of $291.5 million, or $9.69 per share.

        Now I'd like to turn it over to Alex Leupp who will explain the contributing factors to the current financial situation.

        Leupp: Thank you, Dick. Clearly we're all deeply disappointed about the financial results we have to disclose today. Although we have reached many exciting milestones since the third quarter, they have not been reached soon enough to have a significant impact on our financial situation. For the third quarter let's first address the reasons for the revenue shortfall.

        Due to the nature of 3dfx's business, we currently address the retail business exclusively which represents approximately 10% of the overall graphics market. The retail market is subject to extreme fluctuations for a variety of reasons including consummer sentiment, seasonality and the availably of new game titles. Therefore, as a company that serves the retail market exclusively, 3dfx is subject to those same fluctuations in its financial results. As we said in our revenue shortfall press release issued last month, 3dfx experienced overall softness in its channels during the period.

        Many in our market expected the high end of the graphics retail market to grow faster than it actually did. 3dfx also made the assumption and planned its product mix accordingly. We built up our inventory in the high end to support the anticipated demand which in reality fell short of our expectations. Specifically, sell-through of 3dfx's Voodoo5 products was affected by these market contitions. We believe this slowdown in expected demand was due in part to the overall slowdown in the PC market.

        Another contributing factor was the consumer's reliance on performance benchmarks as the criterion upon which they should base their buying decision. 3dfx, on the other hand, has focused its design talent on improving the quality of 3D rendered graphics, using its full-scene anti-aliasing technology. Although we strongly believe that visual quality will be the benchmark for future graphics success, we did not sufficiently establish visual quality as the most important attribute for consumers to rely on when making their purchase decisions to affect third quarter results. Therefore, our competitiveness was impacted which resulted in lower than expected revenues as well as pricing pressures that were not anticipated.

        During our last conference call we explained that we were pursuing additional sources of credit to cover our expenses in the coming months. Although we pursued a variety of sources, due to the increasing softness in the PC market, it was not possible to secure an additional line of credit. Therefore the lack of a bank line negatively impacted our cash position, which in turn limited our ability to build inventory and ramp certain products into the channel.

        The pricing pressure we experienced during the quarter on the Voodoo5 product line resulted in additional price protection reserves. And the emphasis in the market on performance benchmarks over 3D quality affected our competitiveness. In addition, the combined need to move inventory and recover cash in Q4 lead to the pricing action.



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        On the expense side, our gross profit decrease was due to four key factors: the previously mentioned pricing pressures; the under-utilization of our factory in Juarez, Mexico; an increase in component pricing including memory devices; and our delay in getting our Voodoo 4500 board products to market.

        Our fixed costs are still very high because during the quarter, all of boards were still produced in our Juarez, Mexico facility. Once production decreased due to the lower demand and lack of cash to build inventory, the per unit cost per board increased, which resulted in a reduced overall gross profit margin. Although in the fourth quarter we announced our intention to sell the Juarez facility and outsource our board manufacturing, during the third quarter we were still reliant on internal production.

        Additional details of our financial results and balance sheet can be found on our SEC Form 10Q which we expect to file in the next five days. Now I'd like to talk about the additional business developments announced earlier today.

        In an effort to protect its creditors and maximize shareholder value, 3dfx announced today that it will substantially reduce all of its workforce as part of an initiative to significantly reduce expenses. In addition, the company said its Board of Directors recommended to its shareholders that they approve the sale of most of the company's assets to nVidia Corporation as outlined in a definitive agreement



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between the companies that was signed today, and also approve a plan to dissolve the company following completion of the asset sale.

        After aggressively pursuing a wide range of options that take into consideration the interests of our creditors, shareholders, employees and our customers, we strongly believe that to reduce expenses, sell our assets and dissolve the company provides the highest return to our creditors, shareholders, and employees.

        We expect that the combined technologies of 3dfx and nVidia will continue the legacy that 3dfx began in 1994. nVidia is the number one supplier of graphics technology to the OEM market. With the addition of 3dfx's high-quality technology that leads the retail market, we believe the combination of the two will result in even greater PC graphics leadership.

        As part of the announcement today, we announced that we plan to substantially reduce our costs in order to best conserve our resources. These cost-cutting measures include a reduction of substantially all of the company's workforce by early next year, reduction in office space, and other efforts to reduce non-essential expenses. 3dfx is also providing manufacturing services to third parties to help cover the overhead associated with its Juarez, Mexico manufacturing facility pending the sale of that facility.

        In the meantime, we expect to continue to maintain an adequate workforce to support our customers.

        Under the terms of the agreement signed today, nVidia has agreed to pay a value of $112 million ($70 million cash and one million shares of registered nVidia common stock, as valued based on nVidia's closing price on December 14,
2000).

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        Upon signing the definitive agreement, nVidia has agreed to loan to 3dfx
$15 million for working capital, which will be credited to the cash portion of the purchase price. In addition, 3dfx and nVidia have agreed to stay the patent infringement litigation between them through closing of the transaction, at which time the suits will be jointly dismissed with prejudice. Assets included in the transaction include all 3dfx intellectual property and chip inventory as well as certain other assets. In addition, upon signing the definitive agreement, 3dfx transferred to nVidia the "3dfx" and "Voodoo" brand names and trademarks.

        The closing of the transaction is subject to a variety of conditions, including 3dfx shareholder approval, receipt of governmental approvals including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and receipt of all necessary consents of third parties.

        After closing the nVidia asset sale and upon 3dfx shareholder approval, 3dfx will proceed to pay or adequately provide for its debts and liabilities. 3dfx will thereafter distribute its remaining assets to its shareholders in one or more distributions.

        I must tell you that with the assistance of our financial advisors, we have pursued a wide variety of options including potential mergers, pursuit of additional funding, entering into strategic relationships with potential customers or other partners, and even bankruptcy as alternatives.

        After considerable deliberation and review of available options, the Board of Directors strongly believes that the reduction in expenses, the sale of the company's assets to nVidia, and the subsequent dissolution of the company best serve the interests of our creditors, our shareholders, our employees and our customers.



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               Now I'll turn the call over to the moderator who will facilitate the question and answer session.

               Moderator: Thank you, sir. Ladies and gentlemen, at this time if you have a question, you will need to press the one on your touchtone phone and you will hear a tone acknowledging your request. Your questions will be taken in the order they are received. If your question has already been answered, you may remove yourself from queue by pressing the pound key. Also, if you are using a speaker phone, please pick up your handset before pressing the buttons.

               Mark Edlestone from Morgan Stanley, please state your company name followed by your question.

               Edlestone: Morgan Stanley. Yes, I wonder if can provide some more color on the level of channel inventories that you have and if you can break it out by product, that'd be great.

               Lapinski: This is Steve Lapinski. Channel inventory right now is very low. There's probably only about 8,000 units in the channel and the inventory position is well under control. We feel very confident with the price moves that we currently have and the positions that we have in the marketplace worldwide we'll be able to sell through that inventory quite nicely.

               Edlestone: And I haven't seen your balance sheet yet, but what is the stated inventory on your balance sheet?

               Heddleson: Net inventories are $45,000,794.

               Edlestone: And can you help out with the composition of that?

               Heddleson: Composition of that is roughly one-quarter piece parts, one-quarter finished goods assemblies, and one-half chips, 3D FX chips.

               Edlestone: And percentage of that being VooDoo5?

               Heddleson: Of the finished goods, substantially all.

               Edlestone: And how about the unassembled or the chips that you have that are not in finished goods?

               Heddleson: Substantially all Voodoo5.

               Edlestone: Thank you very much.

               Heddleson: You're welcome.

               Moderator: Ladies and gentlemen, if there are any additional or follow up questions, please press the one at this time. Remember to pick up your handset before doing so. One moment please.

               Gentlemen, there are no further questions at this time. Please continue.

               Heddleson: Thank you very much, ladies and gentlemen, for attending the third quarter 3dfx conference call and we appreciate your attendance. Good day.

               Moderator: Ladies and gentlemen, that does conclude our conference call for today. You may all disconnect and thank you for participating.